VIA EDGAR

Division of Corporation Finance Office of Transportation and Leisure

Securities Exchange Commission

Washington, DC 20549

April 30, 2018

Re:	Oi2Go Media Technologies, Inc. (the “Company”) Offering Statement on Form 1-A Filed February 28, 2018 File No. 024-10808

Ladies:

Please see the Company’s response to your comments below.

General

1. Please include information required by Item 510 of Regulation S-K.

The following information was added to the Offering Circular:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS, THE REGISTRANT HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

2. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

The Company is still developing such materials and does not have any materials that are ready for public consumption.

3. We note your disclosure on page 10 that “[t]he Voting Stock has not been issued yet.” We also note your disclosure on page 53 that “[t]here is currently no stock outstanding.” Please advise who owns the company and who can make decisions that require a vote of company’s shareholders. In this regard, we also note your disclosure on page 21 that after completion of the offering, your executive officers and directors will control in the aggregate approximately 74.25% of your common stock and your CEO will beneficially own approximately 51.5% of your common stock. We have amended the document to discuss the shares that have been actually issued to our CEO Anthony Michael Hernandez. No other shares have been issued and there are no other agreements to issue shares at this time.

Securities Exchange Commission

Re: Oi2Go Media Technologies, Inc.

April 30, 2018

Exemptions Under Jumpstart Our Business Startups Act, page 8

4. We note your disclosure indicating you are an emerging growth company. Companies with initial offerings on Form 1-A do not qualify for emerging growth company status because the Form 1-A does not qualify as the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933. Please refer to our Jumpstart Our Business Startups Act Frequently Asked Questions dated December 21, 2015 for further guidance and revise to remove this disclosure.

The disclosure has been removed.

Offering Summary, page 9

5. We note your disclosure on page 10 that you “plan to begin the proposed sale within two (2) calendar days after this Preliminary Offering Circular has been qualified by the Securities and Exchange Commission (the ‘SEC’) but may elect to change said schedule if [you] believe [ ] it is advisable.” Please remove the last part of this sentence or advise how you would comply with Rule 251(d)(3)(i)(F) if you began the offering later than two days after qualification.

The last part of the sentence has been removed.

If we are not able to manage our growth, our business could be affected adversely, page 12

6. We note your disclosure that you “have expanded rapidly since [you] launched [your] website.” Please advise what you mean by this statement because it appears that you do not have any subscribers to your services, have not built a mobile application for your business, and do not have a fully functioning website. In this regard, please also clarify what you mean by your “recent growth” as referenced on page 22 under the Risk Factor, “Financial Forecasting.”

We have amended to read:

If we are not able to manage our growth, our business could be affected adversely. We intend to grow rapidly once we are fully operational.

We also amended on page 22 to read:

Financial forecasting by us and financial analysts who may publish estimates of our financial results will be difficult because of our limited operating history, and our actual results may differ from forecasts.

Due to our limited operating history, it is difficult to accurately forecast our revenues, gross profit, operating expenses, number of paying subscribers, and other financial and operating data.

Securities Exchange Commission

Re: Oi2Go Media Technologies, Inc.

April 30, 2018

We currently license our technology and our content, page 17

7. We note your statement here and in other sections of the offering circular that you license your technology and content from Oi2 Media Corp. Please advise if you signed an agreement with Oi2 Media Corp. If so, please file the agreement as an exhibit or advise. Refer to Item 17 of Form 1-A.

We have filed this agreement as an exhibit.

The shares in this offering are subject to a right of first refusal under certain circumstances, page 28

8. Please expand this risk factor to explain the timing from when a shareholder gets an offer to purchase the shares and when the company might purchase under the right of refusal. Also, if applicable, please explain the risk that the original purchaser may no longer be interested if the company chooses not to purchase under the right of refusal.

The newly amended bylaws read as follows:

For ten (10) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the corporation elects to purchase all the shares, it shall give written notice to the selling stockholder of its election and settlement for said shares shall be made as provided below in paragraph (c).

(c) In the event the corporation elects to acquire the shares of the selling stockholder as specified in said selling stockholder’s notice, the Secretary of the corporation shall so notify the selling stockholder and settlement thereof shall be made in cash within fifteen (15) days after the Secretary of the corporation receives said selling stockholder’s notice; provided that if the terms of payment set forth in said selling stockholder’s notice were other than cash against delivery, the corporation shall pay for said shares on the same terms and conditions set forth in said selling stockholder’s notice.

Use of Proceeds to Company, page 29

9. Please disclose what you mean by “acquisitions” in the table on page 30.

We intend to acquire certain media and entertainment assets such as films and shows for content for our platform.

Securities Exchange Commissio

Re: Oi2Go Media Technologies, Inc.

April 30, 2018

Plan of Distribution, page 32

10. Please advise if you are relying on Rule 3a4-1 under the Exchange Act for the offering.

We added the following paragraph:

We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither Capital Cities Fund, its Manager, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers.

Description of Business Overview, page 35

11. Please briefly explain your affiliation with Oi2 Media Corporation.

Oi2 Media Corporation is an affiliated company. Our CEO, Anthony Michael Hernandez also serves as the CEO of Oi2 Media Corporation. Oi2Go Media Technologies, however, is its own separate entity with other anticipated shareholder interests and different vision. Oi2 Media Corp intends to provide marketing and advertising sales services for Oi2Go as part of its agreement.

OI2 Media Corp offers technology infrastructure for Oi2Go. It also provides executive management, office back office administrative support, marketing services to help build Oi2Go product awareness, and has an operating company that will assist in monetizing advertising support content availability

Equity Crowdfunding Investment Thesis, page 35

12. We note you included this subsection and discuss crowdfunding. Because you do not appear to be conducting an offering under the Regulation Crowdfunding, please revise or advise.

We have removed

The Types of Services Offered by Oi2 Media Corporation, page 36

13. For your consumer electronic products sales discussion, please briefly explain the joint venture and name the controlled subsidiary that you refer to.

We have removed this section as it is not relevant.

Securities Exchange Commission

Re: Oi2Go Media Technologies, Inc.

April 30, 2018

Marketplace, page 38

14. Please revise to provide a title for the table appearing on page 38, explain briefly what it is showing to the reader, disclose its source of information, and explain what “XREV” stands for. In addition, please disclose if the values in the acquisition column appear in dollars, millions of dollars or another denomination.

We have removed this information as different sources have provided vastly different numbers.

Growth Strategy, page 39

15. We note your statement that “[i]n 2018, Oi2Go intends to stake its position as a dominant company globally in the advanced targeting television space ... and shall lead a consolidation of this business sector which will offer steep potential for growth and valuations.” Please delete this statement because you do not appear to have reasonable basis for it or advise.

We have removed.

Plan of Operations and Marketing Plan, page 39

16. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

We have added the following:

June 2018 – Final approval for the Company’s Offering under Regulation A.

June 2018 – Ramp up of marketing efforts for offering under Regulation A. Marketing expenses for such an effort are estimated around $500,000 for the next 12-month period. Expenses will be expended as funds are raised. Expenses for the effort will be covered by the proceeds from the effort.

July 2018 - The Company expects to raise a minimum of $100,000 within the first month of fundraising efforts with the hope of raising $2,000,000.

July 2018 – hiring of additional personnel for website development. Website development costs are estimated at approximately $100,000 for the level of traffic, bandwidth, and functionality of a site like the proposed site for the Company.

August 2018- continue fundraising efforts. At this time, the Company expects to enter into agreements for the creation of original content for its platform (website). Initially, the Company intends on developing feature-length films and hopes to enter into agreements with well-known Latin actors and producers for such content. The Company expects that each film developed and produced will cost between $500,000 and $1,000,000, approximately.

Securities Exchange Commission

Re: Oi2Go Media Technologies, Inc.

April 30, 2018

October 2018 – By this time, the Company hopes to have raised at least $12,000,000. Such funds will be used for the hiring of personnel, website development, and production of original content for the platform (as stated above). Any other funds will be used to procure content from other sources through licensing and the acquisition of film libraries. The Company believes it will need a minimum of $5,000,000 to make worthwhile acquisitions. The more capital the Company has, the more content it will be able to procure for the platform.

November-December 2018 – the Company intends to launch the platform with a combination of original, purchased, and licensed content.

January 2019 – expansion of the Oi2Go platform through marketing efforts in other markets.

February 2019 – May 2019 – continued development of the website along with production of additional original content. It is expected that the platform will need to get into the habit of producing regular content, seasonally

Competition, page 41

17. We note you included a table entitled “competitive advantage” on page 41 and claim to possess each advantage listed in the table, unlike any of your listed competitors. Because you have not yet begun operations, please add a statement that you do not currently possess these competitive advantages or advise.

We have removed this table.

18. We note your statement in the second paragraph of this section that “[i]n attempting to win these moments of truth with [your] members, [you] are continually improving [your] service, including both [your] technology and [your] content, which is increasingly exclusive and curated, and includes [your] own original programming.” However, it appears that you do not currently have any members or developed an application for your business. Please remove this statement or advise.

We have removed this statement.

Related Party Transactions, page 45

19. Please disclose the related party and the dollar amount of the unsecured, non-interest bearing note described in this section. In addition, revise your disclosure on page 53 related to this note.

We have removed this as we have instead issued stock to our CEO, Anthony Michael Hernandez. We have issued 17 shares of Voting Common Stock to our CEO, Anthony Michael Hernandez in exchange for $170.

Directors, Executive Officers and Significant Employees, page 47

20. Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Securities Exchange Commission

Re: Oi2Go Media Technologies, Inc.

April 30, 2018

We have added the following information:

Anthony Michael Hernandez - Mr. Hernandez has extensive experience in media, marketing and management. His experience has extended between both film and radio syndication in both English and Spanish. Due to his 22 years of relevant industry experience, Mr. Hernandez has been asked to serve on the Board of Directors.

Gaetano Pizzi - Mr. Pizzi has a Masters degree in Business and has served in financial capacities within the entertainment and advertising industries. For this reason, he has been asked to serve on the Board of Directors.

Antonio Hernandez - Due to his extensive experience in media, marketing, the Spanish language radio market, and sales, Mr. Hernandez has been asked to serve as the Chairman of the Board of Directors.

Ed Martin - Due to his experience in both the financial and entertainment fields, specifically film, Ed has been asked to join the board of the directors.

Carl Dawson - Mr. Dawson has been asked to serve on the board of directors due to his experience in both traditional and digital advertising and marketing campaigns.

21. Please disclose who your full-time employee is and who is on your scientific advisory board. In addition, please disclose what role your scientific advisory board will play.

Reference to the advisory board has been removed.

This section was edited to read as follows:

As of the date of this filing, OI2GO has one full-time employee, Mr. Anthony Michael Hernandez who is not currently receiving a salary.

The number of business and direct research personnel hired by OI2GO will scale based upon funds raised in the offering and as operating needs warrant.

22. If applicable, please state the nature of any family relationships between Messrs. Anthony Hernandez, Antonio Hernandez and Christopher Hernandez. Refer to Item 401(d) of Regulation S-K.

Mr. Antonio Hernandez, our Chairman of the Board of Directors and our CEO, Anthony Michael Hernandez are father and son. For the interim, we have removed Christopher Hernandez and any reference to him.

Compensation of Directors and Executive Officers, page 50

23. We note your disclosure on page 52 that “[i]n exchange for their service on the Board of Directors, the members have received between 17,500 shares and 50,000 shares of Voting Common Stock.” Please include this director compensation in the table on page 50.

No shares have yet been issued and there is no written agreement to issue such shares and so, this table has been revised accordingly.

Securities Exchange Commission

Re: Oi2Go Media Technologies, Inc.

April 30, 2018

Securities Being Offered, page 53

24. We note your description of the right of first refusal in your bylaws. We are unable to find the right of first refusal provisions in your bylaws filed as Exhibit 1A-2B to your offering statement. Please advise.

We have amended the bylaws as appropriate.

Signatures, page 62

25. Please revise your signature page to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

26. Please move the signature blocks to appear after the financial statements and Part III of your offering statement.

We have moved the signature block as requested.

Audited Financial Statement, page F-1

27. We note from your disclosure on page F-7 that Oi2Go Media Technologies, Inc. was incorporated on July 27, 2017 and you provided the audited balance sheet as of July 31, 2017. It is unclear from your disclosure if your year-end is July 31st or a different date. Please confirm your year-end and tell us when you will update your financial statements pursuant to Part F/S of Form 1-A.

The Company’s year-end is December 31st. WE have updated the financial statements accordingly.

Thank you for your time and attention.

Sincerely,

/s/

Jillian Sidoti

Securities Counsel